July 11, 2007
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Robert Telewicz

RE:	General Growth Properties, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 10-Q for Quarterly Period Ended March 31, 2007
Filed May 9, 2007
File No. 1-11656
Ladies and Gentlemen:
This letter is in response to comments contained in your letter dated June 26, 2007 (the ”Comment Letter”) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2007 (“2007 Form 10-Q”) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) as referenced above. As requested in the Comment Letter, this response is also being filed on EDGAR.
The Company’s responses to the Commission’s comments raised in the Comment Letter are set forth below. Each of the Commission’s comments is reproduced in italics and is followed by the Company’s response.
Form 10-K for the Year Ended December 31, 2006
Item 1. Business
Narrative Description of Business
Retail and Other Segment, page 2
1.	We note you have a segment you refer to as Retail and Other. Please tell us how you have complied with paragraph 17 of SFAS 131 in determining that it is appropriate to aggregate retail centers, office and industrial buildings and mixed use and other properties.
The Company has identified each of its individual rental properties as operating segments in accordance with paragraph 10 of SFAS 131. The Chief Operating Decision Maker (as defined in SFAS 131), who is our Chief Executive Officer, reviews separate operating results of individual retail, office, industrial, mixed-use and other properties but does not review discrete financial information or operating results for distinct groupings of such properties on a geographic or property type basis. All of the Company’s rental properties are aggregated into a single operating segment in accordance with paragraph 17 of SFAS 131 due to the similar nature and economic characteristics of the products and services as they all involve the rental of commercial real estate to commercial users of space. The nature of the revenue streams and operating expenses for the properties are all similar. In addition, the office, industrial, mixed use and other properties are generally adjacent to and managed by the same management team as the retail centers. Further, the long term gross margins are relatively consistent between the retail centers, office, industrial, mixed-use and other properties. Finally, none of the office, industrial, mixed-use and other properties separately qualify as a separate operating segment as provided by paragraph 18 of SFAS 131 on a quantitative basis.

Item 6. Selected Financial Data
Reconciliation of FFO to Net Income Available to Common Stockholders, page 31
2.	We note you have a line item in your reconciliation called FFO of discontinued operations and other, which appears to be a non-GAAP measure. Please tell us how your disclosure complies with the requirements of Item 10(e) of Regulation S-X, or explain to us why these disclosure requirements are not applicable.
The Company considers ‘FFO of discontinued operations and other’ in our reconciliation of FFO to net income to be an element of the reconciliation rather than a non-GAAP measure since it is not a performance measure. In addition, ‘FFO of discontinued operations and other’ is not used in Management’s Discussion and Analysis of Financial Condition and Result of Operations, the Company’s earnings results press release or for management reports or analysis purposes. The “other” component of this line item represents certain items that are excluded from FFO, such as the FFO related to minority interest from the Company’s consolidated joint ventures and the gains on sales of certain properties which are also excluded from FFO. As such items are deminimus, the Company will remove the reference to “other” in future filings. Accordingly, the requirements of Item 10(e) of Regulation S-X do not apply to this line item.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Retail and Other Segments, page 36
3.	We note you have characterized various items as non-recurring. It appears that these items could be considered to be recurring in nature (i.e. gains and losses on sales of property, tenant bankruptcies). Explain to us how you determined it would be appropriate to describe these items and “non-recurring” or revise your discussion in future filings to eliminate that characterization.
The Company states on page 31 of our 2006 Form 10-K that our primary business is acquiring, owning, managing, leasing and developing retail rental property in the Retail and Other segment. While the Company occasionally sells properties, it is not currently one of our business objectives. Similarly, although tenant bankruptcies do occur as a consequence of the Company’s business, it is unusual for the Company to experience a tenant bankruptcy that is significant enough to disclose, particularly one that relates to multiple leases at multiple locations. Accordingly, the Company discussed these items in its Results of Operations. Since the gains and losses on sale of property and tenant bankruptcy items described were not present in the prior period of comparison, the Company chose to refer to them as “non-recurring”.
The Company will continue to describe material causes of year over year changes without reference to “non-recurring”.
Certain Significant Consolidated Revenues and Expense, page 40
4.	We note that property management and other costs increased primarily due to revised allocation between your operating properties and management cost centers.

Please tell us your rationale for revising these allocations.
The Company continues to re-organize its structure and to integrate the operations of The Rouse Company, such as the transfer of a majority of fee-based management activities from the regional offices to the central HQ office, as a result of the November 12, 2004 acquisition of The Rouse Company (the “TRC Merger”). As a result of such integration efforts, we have and will continue to evaluate our management and other cost allocations between our operating properties and management cost centers.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2
5.	We note you include opinions from Deloitte & Touche LLP and KPMG LLP here and in exhibit 99.1 and include consents from Deloitte & Touche LLP and KPMG LLP at exhibit 23.1 and exhibit 23.2. It does not appear that the opinions or the consents have been signed by Deloitte & Touche LLP and KPMG LLP. In future filings, please request that your auditors include evidence that their opinions and consents are signed.
It is Company policy to always receive signed opinions and consents prior to filing documents with the SEC and to keep such manually executed documents in accordance with applicable SEC rules. The Company will supply copies of these executed documents to the SEC upon request.
In addition, in order to further indicate such signatures, the Company will add the notation “/s/” before the name of the applicable accounting firm in future filings.
Consolidated Statements of Stockholders’ Equity, page F-8
6.	We note you have an amount in unearned compensation restricted stock as of December 31, 2006. Under the modified prospective application of SFAS 123(R) such contra-equity accounts should be eliminated upon adoption. Please tell us how you have complied with paragraph 74 of SFAS 123(R).
In the first quarter of 2007, the Company became aware that it did not eliminate the unearned compensation restricted stock, which was $2.2 million at December 31, 2006, from the presentation of Consolidated Stockholders’ Equity as provided by paragraph 74 of SFAS 123(R). The Company considered the qualitative and quantitative criteria of SAB 99 in concluding that this amount was immaterial to the financial statements included in the 2006 Form 10-K. The Company eliminated the unearned compensation restricted stock from its presentation of Consolidated Stockholders’ Equity on the Consolidated Balance Sheets as of December 31, 2006 and March 31, 2007 in its 2007 Form 10-Q and will continue such reporting in future filings.
Note 2. Summary of Significant Accounting Policies
Properties, page F-12
7.	We note you capitalized tenant improvements. Please tell us how you have complied with FTB 88-1 in determining that these cash allowances are properly capitalized as tenant improvements as compared to lease incentives.
In response to the SEC Staff Views — Letter from SEC staff dated February 7, 2005, the Company fully disclosed its policy in Note 15 — Recently Issued Accounting

Pronouncements — (page F-46 of its report on Form 10-K for the year ended December 31, 2005.) Such disclosure stated that we had conducted a review of our accounting relative to tenant improvements and cash allowances. We concluded, after analyzing our leasing practices and agreements with our tenants which provide for an allowance for leasehold improvements, that such allowances represent fixed assets that we own and control. This determination was made by evaluating several aspects of the leasing arrangements, including the fact that we approve all plans and construction prior to funding, we obtain contractor lien waivers and our leases provide that all improvements revert to our possession on lease termination. The expected economic life of the tenant improvements often extend beyond the lease life. The determination of who owns the tenant improvement is subject to significant judgment. In making the determination the Company considers all of the above factors; however, no one factor is determinative in reaching a conclusion.
We also concluded that leases with such arrangements are properly accounted for as commencing at the completion of construction of such assets. We typically do not utilize lease incentives. Since the items discussed were not material in 2005 or in 2006, and there were no material changes to the Company’s policies of a result of the publications of the SEC staff’s views, the Company determined it was no longer necessary to include this discussion in its 2006 Form 10-K.
Deferred Expenses, page F-14
8.	Please explain to us how you determined that it would be appropriate to amortize deferred leasing costs over the average life of the tenant leases rather than over the term of the specific lease to which the cost relates. Additionally, tell us how you account for any unamortized deferred leasing costs that may exist should a tenant terminate their lease early.
Company policy is to amortize deferred leasing costs over the weighted average life of the tenant leases as it considers this to be the most appropriate systematic method. The Company has elected to use this simplifying convention as it has over 20,000 individual leases among its over 200 rental locations and there is no individual tenant lease that is considered significant to the operations of the Company. The Company tests this accounting convention each year and these tests have indicated that the use of this simplifying convention has not yielded a material difference from the tenant specific method. The Company’s position is that the weighted average method is an acceptable methodology because it approximates the specific lease term method. The Company’s policy is to fully-amortize any remaining unamortized deferred leasing costs that exist when a tenant lease is terminated early.
Foreign Currency Translation, page F-19
9.	We note you have investments in international joint ventures. Tell us your policy for translating revenues, expenses, gains and losses of these entities, and tell us how you consider the need to disclose this information in your summary of significant accounting policies. Reference is made to SFAS 52.
In accordance with SFAS 52, Company policy for translating revenues, expenses, gains and losses denominated in foreign currency is to apply a monthly average of the currency in which the transactions are denominated. Translation adjustments are reported as a component of other comprehensive income. Any difference between the joint venture’s functional currency and foreign currency denominated transactions are treated as foreign currency transaction gains or losses that are recorded as a gain or loss in the current period. The Company’s international joint ventures are accounted for using the equity method and accordingly such foreign currency transaction gains and losses are reported in ‘Equity in income of unconsolidated affiliates’ in its 2006 Form 10-K and 2007 Form 10-Q.

At December 31, 2006, the Company’s investments in international joint ventures were primarily investments in development properties or recently opened properties with limited operating activity. In addition, the Company determined that the investments in international joint ventures and activities from those joint ventures are not significant for any periods presented and therefore do not require disclosure of the Company’s policy for foreign currency translation of revenues, expenses, gains and losses in its 2007 Form 10-Q or 2006 Form 10-K.
If our investments in international joint ventures become more significant, or the current properties are completed and generate more significant operating income, we will modify our disclosure to fulfill the requirements of SFAS 52.
Note 3. Intangibles, page F-20
10.	We note you have recorded a real estate tax stabilization agreement as an intangible asset. Please explain to us how you accounted for this agreement and reference the authoritative literature you considered for the initial and on-going accounting of this agreement.
The real estate tax stabilization agreement was acquired as part of the TRC Merger in November 2004 and was fair valued during purchase accounting in accordance with SFAS 141. In accordance with paragraph 39 of SFAS 141, the Company determined that, since the tax stabilization agreement was a contract acquired at purchase, such contract met the criteria of, and should to be classified as, an intangible asset. As provided by SFAS 142, the Company is amortizing to property operating expenses, as an element of total ground rent, the real estate tax stabilization agreement over its remaining useful life, which terminates in 2027.
11.	We note you have listed your intangible assets and liabilities. It appears that these assets and liabilities are classified as a component of prepaid expenses and other assets and accounts payable and accrued expenses, respectively, except for in-place value. Please tell us where you have classified in-place value on the consolidated balance sheets, and reference the authoritative literature you considered. Reference is made to paragraph 42 of SFAS 142.
In-place lease value (approximately $353 million and $488 million, net at December 31, 2006 and 2005, respectively) is classified within net building and equipment (approximately $16.6 billion at December 31, 2006 and 2005) in the Consolidated Balance Sheets. Real estate properties are acquired subject to existing leases and therefore are not separable or transferable from the real estate property. Accordingly, the value of the in-place leases is integral to the buildings and equipment acquired, and as a result, the Company concluded that these assets should be included in our overall presentation of our investment in rental real estate and that the provisions as to presentation of such assets as specified in paragraph 42 of SFAS 142 need not be applied to immaterial amounts.
Notwithstanding the classification of the in-place value as a component of property and equipment, we use the weighted average lease term as the amortization period for these identified assets. The Company’s disclosure of its methodology for assigning fair value to in-place leases was developed and agreed to with the staff of the Commission in our responses to comments of the staff on our report on Form 10-K for the year ended December 31, 2002.
The Company will clarify where these intangible assets are classified in future filings.
Note 5. Unconsolidated Real Estate Affiliates, page F-21
12.	We note you previously had a 51% interest in GGP Ivanhoe IV, Inc. and recently acquired the remaining interest. On page F-30, we note you own a 52.5% interest in Woodlands Land Development Company, L.P. During the periods you owned a majority interest in these entities, it appears you accounted for them using the equity method. Please tell us how you applied the guidance in SOP 78-9 and EITF 04-5 in determining it would be appropriate to account for these entities using the equity method.
Although SFAS 94 and other accounting pronouncements generally provide for an owner of majority interest in an entity to consolidate the operations of the entity, paragraph 6 of EITF 04-5 indicates that the presumption of consolidation by the general partners (or majority owners as provided by SFAS 94) can be overcome if the limited partners have substantive participating rights. EITF 04-5 provides for factors to be considered to obtain this treatment, which includes participating rights such as establishing operating and capital decisions and budgets in the ordinary course of business.
Based on the substantive participating rights (such as establishing operating budgets, leasing parameters, and approving major capital investments and financing transactions) of the minority partner in the Woodlands Land Development Company, L.P. and the minority partner in GGP Ivanhoe IV, Inc. prior to the acquisition of such interest, the Company determined it was appropriate to account for these investments using the equity method as provided in APB 18 and SOP 78-9.
13.	Explain to us how you account for debt funded to Unconsolidated Real Estate Affiliates in excess of your pro rata share. It is unclear from your disclosure how these additional funding amounts result in a decrease to your investment in the Unconsolidated Real Estate Affiliates. Additionally, explain to us how you account for the difference, if any, that exist between your share pro rata share of the net assets of the Unconsolidated Real Estate Affiliates and your investment balance as a result of these excess funding amounts. Reference is made to paragraph 28 of SOP 78-9.
The Company has described the debt funded to Unconsolidated Real Estate Affiliates as Retained Debt, as disclosed in Note 5. The Company uses Retained Debt as a mechanism to allow for a different leverage ratio of our investment in a joint venture from that desired by our joint venture partners or to reduce our initial cash obligation. The interest expense related to debt service on such Retained Debt reduces our share of net income from Unconsolidated Real Estate Affiliates otherwise allocable to us in calculating our equity in income of Unconsolidated Real Estate Affiliates as provided by paragraph 28 of SOP 78-9. Additionally, principal payments on such Retained Debt are reflected as contributions to, or reductions in distributions from, Unconsolidated Real Estate Affiliates in determining our equity method Investment in and Loans to/from Unconsolidated Real Estate Affiliates.
Note 10. Stock-Based Compensation Plans and Other Stock-Based Activity, page F-37
14.	It does not appear that you have provided all the required disclosure for your TSO plan in accordance with SFAS 123(R). Please explain to us how you have complied with the disclosure requirements of paragraph 64 and A240-A241 of SFAS 123(R).
In reviewing the requirements of paragraph 64 and A240-A241 of SFAS 123(R), it appears that the disclosure requirement to fully detail that the considerations to determine the expected life of the TSO’s included both the performance condition and the service conditions was not fully satisfied.
The Company will revise its disclosure in future filings to explicitly describe that the expected life of the TSO’s was determined using both of such conditions.

Note 16. Segments, page F-47
15.	It does not appear that you have disclosed your total expenditures for additions to long-lived assets other than financial instruments and deferred tax assets by segment pursuant to paragraph 28 of SFAS 131. Please tell us how you have complied with SFAS 131 or tell us why these disclosures are unnecessary.
The Company disclosed the total expenditures for additions to long-lived assets for the Master Planned Communities segment as the line item “Land development and acquisitions expenditures” within the cash provided by operating activities section of the Consolidated Statements of Cash Flows. Similarly, expenditures for long-lived assets for the Retail and Other segment are disclosed as “Acquisition/development of real estate and property additions/improvements” within the cash flows from investing activities section of the Consolidated Statements of Cash Flows.
The Company will clarify in future filings that this cash flow disclosure satisfies the requirements of paragraph 28 of SFAS 131.
Form 10-Q for the three months ended March 31, 2007
Financial Statements
Note 5. Income Taxes, page 15
16.	We note you adopted FIN 48 as of January 1, 2007, and you recorded an unrecognized tax benefit related to your adoption. It does not appear that you have disclosed the cumulative effect of the change on retained earnings in your consolidated balance sheets pursuant to paragraph 24 of FIN 48. Please tell us how you have complied with FIN 48, or tell us why you believe it was not necessary to disclose this amount.
The Company presented condensed financial statements in the 2007 Form 10-Q and elected to disclose the adoption of FIN 48 in Note 5 of our financial statements which states in relevant part: “These unrecognized tax benefits increased our income tax liabilities by $81.9 million, increased goodwill by $27.8 million and reduced retained earnings by $54.1 million.” We believe this disclosure satisfies the requirements of paragraph 24 of FIN 48.
We will add the word “cumulatively” to such disclosures in future filings to match the specific wording requirements of FIN 48.
17.	We note you had an internal restructuring of certain operating properties that were previously owned by TRS entities. We note this resulted in a $300M income tax benefit. Please explain to us how you accounted for this internal restructuring and explain to us how the restructuring resulted in a $300M tax benefit. In your response, cite the authoritative literature you considered in determining the appropriate accounting treatment.
Substantially all of the deferred tax liabilities eliminated in the first quarter of 2007 as a result of the internal restructuring were created as a result of the TRC Merger and the application of SFAS 141. The internal restructuring (described in Note 5 of our 2007 Form 10-Q) did not involve a third party and did not result in a change to the carrying value of any asset or liability other than the deferred tax liability of one of our taxable REIT subsidiaries (TRS). This TRS was contributed into one of our private REITs and deemed to liquidate for tax purposes such that the operating results of the entity went from being part of a taxable C corporation to being part of a functionally tax-exempt REIT. As a result of this restructuring, the operating results, in general, are no longer subject to tax (provided the private REIT of which they became a part continues to satisfy the requirements of the Internal Revenue Code to be treated as a REIT). We considered this restructuring to be a change in the tax status of the TRS and accounted for the elimination of its deferred tax liability pursuant to paragraph 28 of SFAS 109.
Exhibit 31.1 and 31.2
18.	We note you replaced the word “report” with “quarterly report” in paragraph 2 of these certifications. Please revise your certifications in future filings to use the phrase “report.”
The Company will revise its certifications as requested in future filings.
As also requested in the Comment letter, the Company specifically acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	We understand that staff comments or changes to disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to our filings with the SEC; and

•	We understand that we may not assert staff comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the foregoing fully addresses the comments raised in the Comment Letter. Nonetheless, if you have any questions or comments, please do not hesitate to call the undersigned at (312) 960-5252 or Scott Nelson at (312) 960-5842.
Respectfully submitted,
Bernard Freibaum
Chief Financial Officer
General Growth Properties, Inc.